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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            MORTON ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             ROHM AND HAAS COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  ------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT P. VOGEL

                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a Copy to:
                               WILLIAM E. CURBOW
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000
                            ------------------------
                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
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
$3,004,034,938                                                   $600,807
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

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THE FILING FEE CALCULATION ASSUMES THE PURCHASE OF 80,916,766 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "SHARES"), OF MORTON INTERNATIONAL, INC. AT A PRICE OF $37.125 PER SHARE IN CASH, WITHOUT INTEREST.

** THE AMOUNT OF THE FILING FEE CALCULATED IN ACCORDANCE WITH REGULATION
   240.0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

   AMOUNT PREVIOUSLY PAID:                       FILING PARTY:

   FORM OR REGISTRATION NO.:                     DATE FILED:

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

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase up to of 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of common stock, par value $1.00 per share (the "Shares"), of Morton International, Inc., an Indiana corporation (the "Company"), and the associated preferred share purchase rights ("Rights") at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 5, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). The Rights will expire immediately prior to the consummation of the Offer. Unless the context otherwise requires references herein to "Shares" shall be deemed to include the associates Rights.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Morton International, Inc., and the address of its principal executive offices is 100 North Riverside Plaza, Chicago, Illinois 60606-1596. The telephone number of the Company at such location is (312) 807-2000.

     (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $1.00 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g): This Statement is being filed by Purchaser and Parent. The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f): During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in the preceding paragraph (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in Item 2 above have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for

(i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in Item 2 above have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser") Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("The Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b): The information set forth in the Introduction and Section 10 ("Sources and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e): The information set forth in the Introduction, Section 12 ("The Merger Agreement and Certain Other Agreements"), Section 13 ("Purpose of the Offer and the Merger; Plans for the Company; Other Matters") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g): The information set forth in the Introduction and Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("The Merger Agreement and Certain Other Agreements") and Section 13 ("Purpose of the Offer and the Merger; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c): The information set forth in the Introduction, Section 15 ("Certain Conditions of the Offer") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated February 5, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release dated February 5, 1999.

     (a)(8) Summary Advertisement.

     (b)   None.

     (c)(1) Agreement and Plan of Merger, dated as of January 31, 1999, by and among Rohm and Haas Company, Gershwin Acquisition Corp. (now known as Morton Acquisition Corp.) and Morton International, Inc.

     (c)(2) Confidentiality Agreement, dated as of November 24, 1998, by and between Rohm and Haas Company and Morton International, Inc.

     (c)(3) Employment Agreement, dated as of January 31, 1999, by and among Rohm and Haas Company, Morton International, Inc. and S. Jay Stewart.

     (c)(4) Amendment to the Employment Agreement, dated as of March 22, 1990, by and between the Company and the Executive dated as of January 31, 1999 by and among Morton International, Inc. (the "Company"), Rohm and Haas Company and William E. Johnston (the "Executive").

     (d) None.

     (e) Not applicable.

     (f) None.

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

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          MORTON ACQUISITION CORP.

                                          BY:      /s/ GAIL P. GRANOFF

                                            ------------------------------------
                                            NAME: Gail P. Granoff
                                            TITLE: Secretary and Assistant
                                              Treasurer

                                          ROHM AND HAAS COMPANY

                                          BY:      /s/ BRADLEY J. BELL

                                            ------------------------------------
                                            NAME: Bradley J. Bell
                                              TITLE: Chief Financial Officer and
                                                 Vice President

Dated: February 5, 1999

                               INDEX TO EXHIBITS

EXHIBIT                                                                   PAGE
-------                                                                   ----
(a)(1)    Offer to Purchase, dated February 5, 1999. .................
(a)(2)    Letter of Transmittal. .....................................
(a)(3)    Notice of Guaranteed Delivery. .............................
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees. ..............................
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees. .................
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9. .............................
(a)(7)    Press Release dated February 5, 1999. ......................
(a)(8)    Summary Advertisement. .....................................
(b)       None. ......................................................
(c)(1)    Agreement and Plan of Merger, dated as of January 31, 1999,
          Rohm and Haas Company, Gershwin Acquisition Corp. (now known as Morton Acquisition Corp.) and Morton International,
          Inc. .......................................................
(c)(2)    Confidentiality Agreement, dated as of November 24, 1998, by and between Rohm Haas Company and Morton International,
          Inc.........................................................
(c)(3)    Employment Agreement, dated as of January 31, 1999, by and among Rohm and Haas Company, Morton International, Inc. and
          S. Jay Stewart..............................................
(c)(4)    Amendment to the Employment Agreement, dated as of January
          31, 1999 by and among Morton International, Inc. (the
          "Company"), Rohm and Haas Company and William E. Johnston
          (the "Executive"), dated as of March 22, 1990, by and
          between the Company and the Executive.......................
(d)       None. ......................................................
(e)       Not applicable. ............................................
(f)       None. ......................................................

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